Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on March 4, 5, 6 and 7, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

The Associated Press 03/04/2005

FTC asks for more data on Blockbuster bid for Hollywood

DALLAS_The Federal Trade Commission has asked a federal judge to bar [Blockbuster] Inc., the nation’s largest movie-rental chain, from buying rival Hollywood Entertainment Corp. until [Blockbuster] turns over all information related to its $1.3 billion (?990 million) hostile bid.

But [Blockbuster]’s chief counsel said the company has turned over everything that the FTC requested.

“They’re trying to throw furniture in the road,” [Blockbuster] lawyer, Edward Stead, said of the FTC.

A federal judge in Washington set a hearing on the case for March 10, Stead said.

The FTC action is the latest twist in a three-way fight that could reshape the movie-rental business. Dallas-based [Blockbuster] is bidding

$14.50 (?11.06) per share in cash and stock to trump a lower offer from Movie Gallery Inc.

Hollywood’s board recommended that its shareholders approve the Movie Gallery bid, $13.25 (?10.10) per share in cash, because Movie Gallery has already won antitrust clearance.

The FTC is trying to determine whether a [Blockbuster]-Hollywood combination would be too powerful. A deal between the two companies was rejected in 1999 on antitrust grounds.

[Blockbuster] argues that circumstances have changed because rental stores now face competition from online services such as Netflix Inc. and cheap DVDs at retail outlets.

On Friday, the FTC asked U.S. District Judge Ellen Segal Huvelle to force [Blockbuster] to conduct a “thorough search” for all material that the agency has requested. The agency also wants to extend its review period under federal law until the end of March because some files turned over by [Blockbuster] were corrupted.

Stead acknowledged there were glitches in two files but said they had been corrected promptly. He said the company gave the FTC data about movie rentals as a stand-alone industry and as part of a larger industry that includes online and retail.

In trading Friday, [Blockbuster] shares fell 8 cents, to $8.67, on the New York Stock Exchange, while Wilsonville, Ore.-based Hollywood shares gained 30 cents or 2.2 percent, to $14.06, and Movie Gallery shares added 46 cents or 2 percent, to $23.46, on the Nasdaq Stock Market.

Los Angeles Times 03/04/2005

FTC Asks Court to Delay Blockbuster’s Bid for Rival

By Jube Shiver Jr., Times Staff Writer

WASHINGTON — Federal regulators stepped up their scrutiny of Blockbuster Inc.’s proposed takeover of Hollywood Entertainment Corp. on Friday, saying the video rental giant failed to provide complete and accurate information needed to evaluate whether the deal would comply with antitrust laws.

The Federal Trade Commission, one of two government agencies with oversight over major business mergers, asked U.S. District Court in Washington to bar Blockbuster from moving forward with the acquisition until it complied with the agency’s request for data.

Blockbuster valued its bid at $1.3 billion, including $350 million in debt it would inherit.

Blockbuster, the nation’s top movie renter, blamed a computer programming error for initially providing inaccurate information on rental prices at its stores, the FTC said in its court filing. The agency is not alleging Blockbuster intentionally provided the inaccurate data.

Company spokesman Randy Hargrove said Blockbuster had since provided more detailed data and would not back down from pursing its proposed acquisition of Hollywood Entertainment, based in Wilsonville, Ore.

“We have provided them with hundreds of boxes of information I think they are simply trying to forestall having any hearing on the merits” of this proposed acquisition, Hargrove said, calling the FTC’s court action “a diversionary tactic.”

Antitrust experts said it was rare for the agency to seek a court order to compel a company to provide more information. FTC officials had been exchanging letters, e-mails and phone calls with Blockbuster for two months until company Vice President Judy C. Norris told the FTC in February that Blockbuster believed it had “substantially complied” with the FTC’s request for information. That response prompted the FTC’s court filing Friday.

“Usually this indicates the FTC is thinking real seriously of a challenge or will be seeking substantially more time to evaluate a deal,” said Robert H. Lande, an antitrust expert and law professor at the University of Baltimore in Maryland.

The FTC typically has 30 days to conduct a preliminary investigation. But that deadline can grow with requests for additional information, an FTC spokeswoman said.

Dallas-based Blockbuster has argued that the emergence of such competitors on the Internet as Netflix Inc. had diversified the marketplace and should remove antitrust concerns.

Blockbuster has offered $14.50 a share in cash and stock for Hollywood. Movie Gallery Inc. of Dothan, Ala., has offered $13.25 in cash.

Shares of Blockbuster fell 8 cents to $8.67 on the New York Stock Exchange. Hollywood Entertainment rose 30 cents to $14.06 on Nasdaq.

Dallas Morning News 03/04/2005

Motion seeks to delay Hollywood Video bid

FTC seeks more data from Blockbuster; chain says time an issue

By MARIA HALKIAS

Attorneys for Dallas-based Blockbuster Inc. will try to convince a federal judge next week that regulators have had enough time to review its offer to buy Hollywood Entertainment Corp.

The Federal Trade Commission on Friday asked the U.S. District Court in Washington, D.C., to bar Blockbuster from moving forward with the acquisition until it complied with the agency’s request for additional information about its bid.

In it’s motion, the agency said that Blockbuster had failed to provide all of the information it needed to evaluate whether the proposed deal complied with antitrust laws.

The FTC asked the court to act before March 11, when Blockbuster’s tender offer expires.

Ed Stead, Blockbuster’s executive vice president and general counsel, said time is a key issue. Hollywood has accepted an acquisition offer from Movie Gallery Inc., and that deal already has antitrust clearance.

“They’re struggling with how to analyze the merger, and we wish we had the luxury of letting them have more time,” Mr. Stead said. “The market is changing very fast, the shareholders of three companies are waiting for something to happen, and consumers are being prejudiced by this not moving forward.”

Blockbuster responded to a second request for information on Feb. 4, but the FTC said the company “failed to provide complete responses to several” queries. For example, a request for information about late fees for all 4,600 stores was answered with data for 400 locations.

On March 1, Blockbuster provided more complete data, but by that time, more than half the period allowed for regulatory review had elapsed, the FTC said.

In addition, the FTC said, Blockbuster provided “incorrect information relating to pricing” for rentals at specific stores.

Mr. Stead told the FTC staff in an e-mail message Feb. 22 that a programming error caused that problem.

The FTC’s motion said the error meant “all the statistical analysis that commission staff had performed using that pricing data was fatally flawed, and therefore useless to the commission.”

The FTC voted 5-0 to authorize the motion.

Timing questions

Under antitrust rules, Blockbuster can’t complete the acquisition until 30 days after it has complied with the FTC’s requests for information, the FTC said.

Mr. Stead said Blockbuster wants the starting date for that 30-day clock to remain at Feb. 4, which would mean an FTC decision would be made by Monday.

Blockbuster’s unsolicited offer for Hollywood could be denied on antitrust grounds if the merged company could dominate the market enough to control prices.

The FTC said Friday it hasn’t asked the court to rule on whether the transaction would violate the antitrust laws.

Movie Gallery received antitrust clearance on Feb. 14. Hollywood set a shareholders meeting for March 30 to consider its offer.

Blockbuster, the leading movie-rental chain, offered $14.50 per share in cash and stock for Hollywood. Alabama-based Movie Gallery bid $13.25 in cash.

Mr. Stead wouldn’t comment on the activity or progress of Blockbuster’s tender offer and wouldn’t speculate about whether Friday’s expiration date would be extended.

Blockbuster shares fell 8 cents to $8.67.

Video Business 03/04/2005

FTC SAYS BLOCK BIG BLUE’S BID

Cites insuffient info for Hollywood merger

By Paul Sweeting

The Federal Trade Commission has formally moved to bar Blockbuster Video’s proposed acquisition of Hollywood Entertainment.

In a complaint filed in U.S. District Court here last week, the agency claimed Blockbuster has failed to provide information the FTC sought for a review of the deal or has provided inaccurate information.

The complaint asked the court to impose a temporary restraining order to prevent Blockbuster from proceeding with a tender offer for Hollywood shares, slated to close March 11. The mandatory 30-day waiting period on any proposed merger between competitors was slated to run out March 7, unless the agency acted.

Blockbuster officials angrily denied the FTC charges and vowed to push ahead with the offer “unless ordered not to by a court.”

According to the FTC complaint, Blockbuster failed to provide accurate pricing information from roughly half of its stores as requested by the agency.

“Blockbuster … provided incorrect information relating to pricing, in the form of rental fees, at specific Blockbuster stores,” the complaint said. “As a result of a Blockbuster ‘programming error’ [sic] more than 60,000 of the approximately 120,000 data points contained in Blockbuster’s original dataset were inaccurate.”

A Blockbuster spokesman claimed the agency is concocting the charges to gain more time to review the company’s bid for Hollywood beyond the statutory 30-day limit.

“We view today’s action as a diversionary tactic on the part of the FTC staff to forestall a hearing on the merits of our bid,” the Big Blue spokesman said. “What they’re saying is that somewhere in the hundreds of boxes of information we sent them there was something else they needed. We’ve provided them everything they asked for.”

The legal sparring threw the bidding war for Hollywood into a state of confusion, as investors tried to figure out how the FTC’s action would impact Blockbuster and its rival suitor for Hollywood, Movie Gallery.

Shares of Hollywood shot up on heavy volume immediately following the announcement by the FTC that it had filed a motion with the court, reaching heights not seen since Blockbuster first unveiled its $14.50 a share hostile bid for the company. Shares of Blockbuster dipped on the news, while Movie Gallery’s rose.

Prior to the FTC’s action, many analysts were expecting a resumption of the bidding war this week.

Dothan, Ala.-based Movie Gallery signed a definitive agreement to acquire Hollywood in January for $13.25 a share. The deal is awaiting approval by Hollywood’s shareholders but no date has yet been set for a vote.

Hollywood’s board has urged shareholders to reject Blockbuster’s hostile tender offer for their stock. Gallery has already received FTC approval for its planned merger with Hollywood.

Blockbuster has scheduled its fourth-quarter and full-year earnings release for March 9. Meanwhile, as Blockbuster prepares to renew hostilities with Movie Gallery, it continues to fight an indirect price war with online rival Netflix.

Last week, Netflix began advertising its rarely promoted rock-bottom subscription package on Yahoo! and other sites.

“Blockbuster is the only company that lets customers choose to rent their movies at the store or through the mail,” said Nick Shepherd, executive VP and president U.S. store operations, in tub-thumping Blue’s alternate programs.

Blockbuster also is stepping up its efforts to develop new businesses.

Last week, it announced that former executive VP Dean Wilson is returning to the company after a two-year hiatus to lead the company’s efforts to develop alternative distribution channels for movies and games.

Wilson said he would concentrate on seeking partnerships with technology companies.

“Ultimately, we’ll be getting involved in moving the movie from the studio to the consumer in any number of different methods, to any number of different devices,” he said. “The goal is to take us beyond renting movies in our stores and on the Internet.”

The company recently completed a Blockbuster-branded video-on-demand test in Hull, England, over wires maintained by telco Kingston Communications. Wilson called the test a success but said there are no plans to roll out the service to a broader market.

Bloomberg 03/05/2005

By James Rowley

U.S. antitrust enforcers moved Friday to delay Blockbuster’s $833 million bid to take over video-rental rival Hollywood Entertainment Corp., signaling that the government may challenge the combination.

The Federal Trade Commission, saying Blockbuster gave antitrust enforcers inaccurate pricing data, sought a court order to postpone the acquisition. The action could lead to Hollywood’s takeover by Movie Gallery, the third-largest U.S. video-rental chain.

Hollywood accepted Movie Gallery’s competing bid, which the FTC cleared last month after determining that the combination would not reduce competition.

Friday’s move “increases the chance that Movie Gallery gets the deal done,” said Washington antitrust lawyer Robert Doyle, a former FTC official. “To go after Blockbuster on a procedural issue, I think the commission has to feel very confident they have a strong, substantive case.”

Blockbuster said it has complied with the FTC’s information demands and accused the agency of trying to scuttle the combination.

The action is a “diversionary tactic by the FTC staff that’s intended to forestall any hearing on the merits,” said Randy Hargrove, a spokesman for the Dallas-based company. “We remain committed to pursuing the acquisition of Hollywood.”

The FTC asked U.S. District Judge Ellen Segal Huvelle in Washington to order Blockbuster, the largest U.S. video-rental chain, not to pursue the takeover of No. 2 Hollywood until Blockbuster provides more information as required by law.

The agency is investigating whether the combination would result in higher prices for consumers. Blockbuster and Hollywood together control more than half the video-rental market, according to industry analysts.

Blockbuster “provided insufficient and inaccurate pricing data” about video rentals, the FTC said in an e-mailed statement. Such data is used by the FTC to determine whether a merger would enable the combined company to raise prices.

The FTC said it sought the court order because Blockbuster contends that it is free to pursue the takeover after March 11 on grounds that it has already provided all the information the agency needs.

Reuters 03/05/2005

FTC Seeks More Time for Blockbuster Review

By: Peter Kaplan

WASHINGTON Reuters—U.S. antitrust enforcers on Friday said video rental chain [Blockbuster] Inc. had provided “insufficient and inaccurate” information to investigators looking into its hostile bid to buy Hollywood Entertainment Corp.

The U.S. Federal Trade Commission said it had filed a motion in federal court to bar [Blockbuster] from proceeding with the bid until the agency gets more time to evaluate it.

Hollywood has rejected [Blockbuster]’s offer and has agreed to be bought by Movie Gallery Inc., a deal the FTC has already approved.

Hollywood is a distant second to [Blockbuster] in the movie rental business. Movie Gallery is No. 3.

[Blockbuster] said afterward that it will continue to pursue the deal. The company’s general counsel, Edward Stead, paid it already had given the FTC “everything they ever asked for” and would oppose any further delays in the antitrust review.

“We want a decision on the merits,” Stead said. “ We want to get on with this thing.”

In a motion filed in U.S. District Court for the District of Columbia, the FTC said it needed more time because [Blockbuster].

The Wall Street Journal 03/06/2005

FTC To Review Blockbuster-Hollywood Deal

By Joe Flint

In a new blow to Blockbuster Inc.’s hopes of buying Hollywood Entertainment Corp., the Federal Trade Commission said Blockbuster had provided ‘insufficient and inaccurate’ information for the agency’s antitrust review.

The FTC stopped short of saying Blockbuster’s bid violated antitrust laws. Instead the FTC filed a court motion seeking more information it said it needed to complete its review of the bid. A hearing on the FTC’s motion, filed in the U.S. District Court for the District of Columbia, has been set for Thursday.

Blockbuster, the nation’s largest video-rental company, criticized the FTC’s motion, arguing that the video giant has complied with the agency’s requests for information.

The FTC’s move is likely to weaken Blockbuster’s already uncertain prospects of winning a takeover battle for Hollywood, the No. 3 video-rental concern. Hollywood, Wilsonville, Ore., has already rejected Blockbuster’s $991 million bid and accepted a lower-price friendly offer from No. 2 Movie Gallery Inc., citing doubts about Blockbuster’s ability to win antitrust approval for a merger. Movie Gallery’s $850 million bid for Hollywood sailed through the FTC without challenge.

In its court filing, the FTC said Blockbuster had submitted flawed data on rental fees at its store that made the agency’s analysis useless. Blockbuster acknowledged that some of the information it sent the agency was on computer files that were corrupted, but that the company said it had resent the information once informed by the FTC that there was a problem.

‘The bottom line is that we’ve been at the FTC since before Christmas,’ Blockbuster General Counsel Edward Stead said. ‘They’ve had lots of documents and data for a long time and the problem seems to be they don’t know how to analyze what they’ve got.’

In 1999, Blockbuster and Hollywood were forced to abandon a plan for a ‘franchise agreement’ in the face of opposition from the FTC. Under the plan, Blockbuster’s name would have gone on Hollywood’s stores.

Blockbuster has argued that the video market has changed drastically since then. Over that period, mass merchants like Wal-Mart Stores Inc. have become big players selling low-price DVDs. Also, new competitors have emerged, such as Netflix Inc., the Web-based mail-order service, along with video-on-demand services from cable operators.

Variety 03/06/2005

Vidtailer’s busted by FTC

Court asked to bar acquisition

By PAUL SWEETING, WILLIAM TRIPLETT

WASHINGTON — Charging that Blockbuster has failed to provide regulators with required information, the Federal Trade Commission asked a federal court on Friday to bar the nation’s top vidtailer’s proposed acquisition of Hollywood Entertainment.

Blockbuster denied the charges, claiming it had indeed provided the information, and then vowed to continue with the acquisition of the No. 2 vidtailer.

Dispute, which revolves around conflicting claims of when the agency actually received the info, throws into question whether Blockbuster will be able to go ahead with its March 11 tender offer for Hollywood’s shares.

Blockbuster gave regulators its proposal for merger along with relevant information in late December. Under federal laws on proposed mergers, the FTC has 30 days to review submitted materials. If the agency raises no objections in that time period, the merger can proceed.

More data sought

However, on Jan. 12, the agency told Blockbuster it needed to supply more info about store pricing.

Blockbuster claims it fulfilled that request in early February, thus triggering the start of the 30-day period. But before the end of the month, the FTC notified the vidtailer that as many as 60,000 of 120,000 data points it had supplied were inaccurate.

“It’s only within the last three to five days that Blockbuster finally gave us everything we need,” an FTC official told Daily Variety. “The 30-day period has only just begun.”

But Blockbuster has continued to maintain that the 30-day period began early last month and is thus scheduled to expire this week, when the vidtailer plans to move ahead with its hostile bid for Hollywood — hence, the FTC’s request to a U.S. District Court on Friday to block Blockbuster’s plans.

‘We corrected it’

“What have they been doing with the data for the past several weeks?” Blockbuster exec VP and general counsel Ed Stead said. “We gave them one file that turned out to be corrupted. They had it for several weeks before they told us about it. Once they did we corrected it.”

The FTC official responded that Blockbuster is being uniquely uncooperative. “Often this process works very well. This is only the third time we’ve brought an action like this in the last 28 years.”

According to Stead, it’s the FTC that needs to get with the program.

“They’re struggling with how to analyze this merger because they’re floundering in all this historical data,” he said. “When they looked at this same merger five years ago, they were against it, and it’s a lot of the same staff people working on it this time. But the world has changed in five years. We’ve moved on and are competing in a dynamic, changing market. It’s time for the FTC to catch up with the market.”

Hearing on injunction

A hearing has been skedded for Thursday on the FTC’s request for a preliminary injunction against Blockbuster.

Movie Gallery, another leading vidtailer, has put together a friendly deal for a merger with Hollywood, which is awaiting approval from the Securities and Exchange Commission. “It is possible that the FTC hopes to prolong this process long enough so that Movie Gallery might complete its offer for Hollywood and therefore make moot the need for the FTC to decide one way or the other on the antitrust status of a Blockbuster/Hollywood combination,” said retail analyst Dennis McAlpine.

Shares of Hollywood shot up on heavy volume immediately following the announcement that the FTC had filed a motion with the court, reaching heights they hadn’t seen since Blockbuster first unveiled its $14.50 a share hostile bid for the company. The stock closed up 2.18% at $14.06.

Shares of Blockbuster dipped on the news, closing down 0.91% at $8.67, while Movie Gallery’s rose, closing up 2% Friday at $23.46.

Before the FTC’s action, many analysts were expecting a resumption of the bidding war for Hollywood this week.

Hollywood Reporter 03/07/2005

FTC wants B’buster deal frozen

By Georg Szalai NEW YORK –

Blockbuster Inc.’s play for rival Hollywood Entertainment was dealt another blow Friday as the Federal Trade Commission said the video rental giant has provided “insufficient and inaccurate” information about its proposed takeover deal.

The agency, which already has cleared an acquisition proposal by competitor Movie Gallery for Hollywood, said it has filed a motion in federal court to force Blockbuster to comply with antitrust law and turn over more documents.

But a Blockbuster spokesman said Friday that the company felt it has given the FTC all requested information and has “corrected” a technical issue related to certain information.

The FTC’s court move “is a diversionary tactic that will not affect our efforts to acquire Hollywood Entertainment,” the spokesman said, adding that Blockbuster is now waiting for timetable clarity as to when a regulatory waiting period ends for it. Blockbuster has said it will be free to consummate a takeover of Hollywood as of Friday.

But a judge has set a preliminary hearing for Thursday to decide on the FTC’s request to force Blockbuster to stay away from a deal for now. The FTC said in a statement that Blockbuster is prohibited “from proceeding with the acquisition until 30 days from the date that it has substantially complied” with the agency’s second information request.

A Blockbuster source said the firm feels it doesn’t have the luxury of that time. The firm hopes this week’s hearing will clarify when it can move ahead on its planned takeover play.

McAlpine Associates founder and analyst Dennis McAlpine said the FTC’s attempt to get a temporary restraining order against Blockbuster means that “the FTC has not sought to prevent Blockbuster from acquiring Hollywood for antitrust reasons but just because it has not complied with the FTC request for information.”

He said the FTC is seeming to drag out the process, “so that Movie Gallery might complete its offer for Hollywood and therefore make moot the need for the FTC to decide one way or the other on the antitrust status of a Blockbuster-Hollywood combination.”

Overall, “it does appear that Blockbuster is in for a tough fight with the FTC before it is allowed, if it ever is, to actually make a bid for Hollywood,” McAlpine said. “We think the scale has tilted in favor of Movie Gallery.”